Exhibit 99.1

NOTICE OF

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 27, 2017

To the shareholders of XTL Biopharmaceuticals Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Cederboum & Co., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel at 11:00AM. (Israel Time), on July 27, 2017.

The agenda of the annual meeting will be as follows:

1.	To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2015 and December 31, 2016.

2.	To approve the re-appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accounting firm for the year ending December 31, 2017 and until our next annual general meeting of shareholders, and to authorize our board of directors to fix such accounting firm’s annual compensation.

3.	To elect or re-elect Messrs Alexander Rabinovitch, Dr. Jonathan Schapiro, Shlomo Shalev, Doron Turgeman and Dr. Dobroslav Melamed to our Board of Directors, each for a term expiring at our next annual general meeting of shareholders (a separate vote for each director will be taken). Declaration of Directors Qualification is attached hereto as Annex A.

4.	To increase our authorized share capital by NIS 75,000,000, such that following the increase, the authorized share capital shall equal NIS 145,000,000 divided into 1,450,000,000 ordinary shares, par value NIS 0.1 each, and to amend our articles of association accordingly.

5.	To approve the new employment terms of Mr. Joshua Levine, the Company’s Chief Executive Officer, including issuance of 1,000,000 options to purchase ordinary shares of the Company available through the Company’s ESOP.

6.	To approve new Compensation Policy, in accordance with the requirements of the Israeli Companies Law 5759-1999, for a period of three years.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on June 27, 2017 are entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof. You are cordially invited to attend the annual meeting in person.

If you are unable to attend the annual meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the annual meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the annual meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 5 HaCharoshet Street, Raanana 4365603, Israel, Attention: Chief Executive Officer.

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By Order of the Board of Directors

Shlomo Shalev
Chairman of the Board
June 22, 2017

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5 HaCharoshet St., Raanana,
4365603, Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 27, 2017

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.1 per share and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with the 2017 Annual General Meeting of Shareholders, to be held on July 27, 2017, at 11:00 a.m. Israel time at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Cederboum & Co., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “XTL Biopharmaceuticals,” “XTL,” “we”, “us”, “our” and the “Company” to refer XTL Biopharmaceuticals Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the annual meeting will be as follows:

1.           To discuss the auditor’s report of our independent registered public accounting firm and audited financial statements for the year ended December 31, 2015 and December 31, 2016 and to transact such other business as may properly come before the meeting.

2.           To approve the reappointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017 and to authorize our audit committee to fix such firm’s annual compensation.

3.           To elect Mr. Alexander Rabinovitch to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4.           To re-elect Dr. Jonathan Schapiro to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

5.           To re-elect Mr. Shlomo Shalev to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

6.           To re-elect Mr. Doron Turgeman to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

7.           To re-elect Dr. Dobroslav Melamed to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

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8.           To increase the Company's authorized share capital by NIS 75,000,000 so that following the said increase the authorized share capital of the Company shall be NIS 145,000,000 divided into 1,450,000,000 ordinary shares, par value NIS 0.1 per share.

9.           In connection with Proposal 8, to approve an amendment to Section 4 of the Articles of Association of the Company as follows “[t]he authorized share capital of the Company is NIS 145,000,000 (One Hundred and Forty Five Million New Israel Shekel) divided into 1,450,000,000 (One Billion Four Hundred and Fifty Million New Israel Shekel) Ordinary Shares, nominal value NIS 0.1.”

10.         To approve new employment terms of Mr. Joshua Levine, our Chief Executive Officer, including issuance of 1,000,000 options to purchase ordinary shares of the Company available through the Company’s ESOP.

11.         To approve a new Compensation Policy for the Company, in accordance with the requirements of the Israeli Companies Law 5759-1999 (the “Companies Law”), for a period of three years.

We currently are unaware of any other matters that may be raised at the annual meeting. Should any other matters be properly raised at the annual meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 2 to 11.

Who Can Vote

Only shareholders and ADS holders at the close of business on June 27, 2017 shall be entitled to receive notice of and to vote at the annual meeting.

How You Can Vote

You can vote your ordinary shares by attending the annual meeting. If you do not plan to attend the annual meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company's office at 5 HaCharoshet St, Raanana 4365603, Israel.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the annual meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on June 22, 2017 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Doron Tikotzky Kantor Gutman Cederboum & Co. (Attention:Ron Soulema, Adv) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, as described in the instructions available on MAGNA.

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If you choose to attend the annual meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the annual meeting or at any postponements or adjournments of the annual meeting.

Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the annual meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the annual meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the annual meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders on or about June 22, 2017 and ADS holders on or about July 10, 2017. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman Cederboum & Co. (Attention: Ron Soulema, Adv) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the annual meeting (i.e. July 17, 2017). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., July 22, 2017).

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Quorum

At the close of business on June 21, 2017, we had outstanding 514,205,799 ordinary shares, of which 329,483,000 were represented by ADSs. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the annual meeting.

The quorum required to hold the Meeting consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If the Meeting is adjourned for lack of a quorum it will be held on the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if we serve notice to the shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). If at a Deferred Meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the Deferred Meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original Meeting.

Vote Required for Each Proposal

The affirmative vote of the holders of a majority of the voting power represented and voting on such proposals in person or by proxy at the Meeting is necessary for the approval of each of Proposal 2 through 9.

The approval of each of Proposal 10 and 11 above require the affirmative vote of simple majority of voting power present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. As of the date hereof, we have no controlling shareholder within the meaning of the Companies Law. However, our Chief Executive Officer is deemed to have a “personal interest” in Proposal 10 and our directors and officers are deemed to have a "personal interest" in Proposal 11.

The Companies Law requires that each shareholder voting on Proposal 10 and 11 indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on such proposal. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposals 10 or 11. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposals 10 or 11, their vote with respect to Proposals 10 or 11, as applicable, will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

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If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. This will be true even for a routine matter, such as Proposal 1 (the approval of the re-appointment of our independent registered public accounting firm and authorization of our audit committee to fix such accounting firm’s annual compensation), as your broker and BNY Mellon will not be permitted to vote your shares in their discretion on any proposal at the meeting. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.xtlbio.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the annual meeting, in accordance with the requirements of the Israeli Companies Law, our auditor’s report, annual report and consolidated financial statements for the years ended December 31, 2015 and 2016 will be presented. We will furthermore hold a discussion with respect to such financial statements at the annual meeting. This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our Annual Report on Form 20-F/A for the year ended December 31, 2016 (filed with the Securities and Exchange Commission on April 3, 2017), may be reviewed at the “Investors” portion of our website at http://www.xtlbio.com, through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il.  None of the auditor's report, audited consolidated financial statements, Form 20-F and its amendments or the contents of our website form part of the proxy solicitation material.

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PROPOSAL 2

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

At the annual meeting, you will be asked to approve the reappointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017 and until our next annual general meeting of shareholders and to authorize our Board of Directors (upon recommendation of the audit committee) and/or the audit committee (subject to ratification by our Board of Directors) to fix their compensation.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year Ended December 31,
	2015	2016
Services Rendered	(in thousands of NIS)
Audit	52	52
Audit related services	60	43
Total	112	95

The audit fees for the years ended December 31, 2016 and 2015 were for professional services rendered for the audit of our annual consolidated financial statements, review of interim consolidated financial information and statutory audits, including Israeli tax reports.

The audit-related fees for the years ended December 31, 2016 and 2015 were for the Company’s filing of registration statements.

For the fiscal years ended December 31, 2016 and 2015, all of our audit and audit-related fees were pre-approved by our audit committee.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the annual meeting:

“RESOLVED, that the appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017 and until our next annual general meeting of shareholders, and it hereby is, approved and the Audit Committee be, and hereby is, authorized to fix the compensation of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the audit committee to fix the independent auditors’ compensation.

Board Recommendation

Our Board of Directors recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our audit committee to fix the independent auditors’ compensation.

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PROPOSALS 3-7:

ELECTION OR RE-ELECTION OF DIRECTORS

Background

Under the Israeli Companies Law and our articles of association, the management of our business is vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Board of Directors currently consists of seven directors, including two external directors. Our directors, other than the external directors, are elected at each annual general meeting of shareholders. All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.

Each of the nominees, whose professional background is provided below, has advised us that he or she is willing, able and ready to serve as a director if elected or re-elected. We do not have any understanding or agreement with respect to the future election of any of the nominees named. The Declaration of Directors Qualification is attached hereto as Annex A.

Alexander Rabinovich joined our Board of Directors in April 2017. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Rabinovich is currently the Chief Executive Officer and director of Green Forest Holdings Ltd., a fully owned company engaged in capital investments. He served as director in Pilat Media Global PLC, public company listed on TASE and on the Alternative Investment Market of the London Stock Exchange and several other private companies such as Visualety Systems Ltd. Mr. Rabinovich holds a B.A. degree in Economics and Accounting from the University of Haifa.

Dr. Jonathan Schapiro joined our Board of Directors in December 2014. He is currently an Adjunct Clinical Assistant Professor in the Department of Medicine, Division of Infectious Diseases and Geographic Medicine at Stanford University School of Medicine and a Director of HIV/AIDS at the National Hemophilia Center at Sheba Medical Center in Tel-Aviv, Israel. He has served as a committee member on the United States Food and Drug Administration Antiviral Drugs Advisory Committee and is a member of the World Health Organization Global HIV Drug Resistance Network Steering Group. Dr. Schapiro is on the organizing and scientific committee of international conferences on antiviral drug development, clinical pharmacology and resistance, as well as contributing to guidelines publications. His research has appeared in major journals such as Lancet and Annals of Internal Medicine. He has served on the scientific advisory boards of major pharmaceutical and molecular diagnostic companies and has been involved in the development of multiple antiviral drugs over the last 20 years. Dr. Schapiro has devoted his career to HIV clinical care, research and education since completing his Fellowship in Infectious Diseases and Geographic Medicine at Stanford University School of Medicine, Stanford CA. He graduated from the Ben Gurion University School of Medicine and completed his Medical Residency at the Rabin Medical Center in Israel.

Shlomo Shalev joined our Board of Directors in December 2014 and in August 2015 was appointed to serve as Chairman. He most recently served as Chairman of the Board of Micronet, a TASE listed company. In addition to serving as a board member on a number of NASDAQ and TASE listed companies, such as OphirOptronics, Arel Communications and PowerDsine, Mr. Shalev was the Senior Vice President of Investments for Ampal. He has also worked on a number of transactions in mergers and acquisitions and initial public offerings. With an educational background in economics, Mr. Shalev was Israel’s Consul for Economic Affairs and the Economic Advisor to the Director General, Ministry of Industry and Trade. Mr. Shalev holds an MBA from the University of San Francisco and a B.A. degree in Economics from the University of Ben Gurion, Beer Sheva, Israel.

Doron Turgeman joined our Board of Directors in December 2014. He has significant public company experience with both NASDAQ and TASE listed companies. Mr. Turgeman is currently the Chief Executive Officer of B Communications (BCOM) and Internet Gold (IGLD), both of which are listed on the NASDAQ. He has gained considerable experience in mergers and acquisitions involving both debt and equity, with, among other things, the purchase of the controlling interest of Bezeq by B Communications. He is knowledgeable in capital markets in Israel, the U.S. and Europe as well as SEC and TASE reporting standards. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

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Dr. Dobroslav Melamed joined our Board of Directors in December 2014. He is a biotech entrepreneur with over 10 years of experience in the life science industry. Until September 2014, he was the President of SciVac (formerly SciGen IL), a high growth biopharmaceutical company that develops, manufactures and markets recombinant human health care biotechnology derived products, including vaccines. Dr. Melamed was responsible for SciVac’s operations, clinical trials and new business. Dr. Melamed is the co-founder of Periness LTD, a developer of new drugs for male infertility and Oshadi LTD, a developer of oral carriers for proteins like insulin. He has also been a researcher at Bar-Ilan University’s Male Fertility clinic, where he assisted in the development of new drugs for male infertility; and QBI, where he worked in the Pre-clinical and Research Pharmacology Department establishing In-Vivo models for drug discovery and delivery. Dr. Melamed earned a PhD in Biotechnology and a Bachelor of Arts degree in Biotechnology from the Bar-Ilan University, Israel.

Proposed Resolutions

It is proposed that at the annual meeting the following resolutions be adopted:

“RESOLVED, that the election of Alexander Rabinovitch as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Dr. Jonathan Schapiro as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Shlomo Shalev as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Doron Turgeman as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.

RESOLVED, that the re-election of Dr. Dobroslav Melamed as a director of the Company, to serve until our next annual general meeting of shareholders be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

Our Board of Directors recommends a vote FOR the election and re-election of the foregoing director nominees.

It is hereby clarified that resolutions approving the appointment and reelection of each director shall be adopted separately.

PROPOSALS 8-9:

APPROVAL OF INCREASING THE AUTHORIZED SHARE CAPITAL OF THE COMPANY AND AMENDING THE ARTICLES OF ASSOCIATION OF THE COMPANY

Background

Our authorized share capital is NIS 70,000,000 divided into 7,000,000,000 ordinary shares, par value NIS 0.15 each. As of June 14, 2017, 514,205,799 ordinary shares were outstanding. Our board of directors recommends that our shareholders increase our authorized share capital by NIS 75,000,000 such that following the increase, our authorized share capital shall equal NIS 145,000,000 divided into 1,450,000,000 ordinary shares (Proposal 8).

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The increase in authorized share capital would allow us to meet our future business needs as they arise. These purposes could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes. Further, the increase in authorized share capital will allow us to meet our obligations under certain agreements with investors in our March 2017 private placement for the full exercise of outstanding warrants to purchase up to 140,000,000 shares issued to these investors.

In connection with the said increase of share capital, Section 4 of the Articles of Association of the Company shall be amended to implement the change in authorized share capital. (Proposal 9).

Proposed Resolutions

It is proposed that at the annual meeting the following resolutions be adopted:

“RESOLVED, that the increase to our authorized share capital by NIS 75,000,000, such that following the increase, the authorized share capital shall equal NIS 145,000,000 divided into 1,450,000,000 ordinary shares, par value NIS 0.1 each, be, and hereby is, approved in all respects.”

“RESOLVED, that amending Section 4 of the Articles of Association of the Company to implement the increase in authorized share capital by NIS 75,000,000 to read as follows ‘The authorized share capital of the Company is NIS 145,000,000 (One Hundred and Forty Five Million New Israel Shekel) divided into 1,450,000,000 (One Billion Four Hundred and Fifty Million New Israel Shekel) Ordinary Shares, nominal value NIS 0.1., be, and hereby is, approved in all respects.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to increase the authorized share capital of the Company and amend the Articles of Association to implement the said increase.

It is hereby clarified that Proposals 8 and 9 herein are combined proposals, the rejection of one of which will lead to the rejection of the other.

Board Recommendation

Our Board of Directors recommends a vote FOR the increase of authorized share capital and amendment of the Articles of Association to implement the said increase as described herein.

PROPOSAL 10:

APPROVAL OF THE EMPLOYMENT TERMS OF OUR CHIEF EXECUTIVE OFFICER

Background

Israel’s Companies Law provides that the compensation of our Chief Executive Officer, in any form or quantity, requires shareholder approval. This includes cash compensation as well as compensation in the form of equity awards. Joshua Levine is our Chief Executive Officer and his employment terms, including the compensation terms, as described herein, requires shareholder approval.

We entered into an employment agreement (the “Original Agreement”) dated as of September 11, 2013, as amended on January 30, 2014, with Mr. Levine. We and Mr. Levine entered into a new employment agreement (the “New Agreement”) on June 14, 2017 and our Board of Directors approved, following approval of the compensation committee, the terms of the New Agreement on June 11, 2017 (the “Effective Date”) with such New Agreement to be effective retroactively on the Effective Date and to replace the Original Agreement, following approval by the shareholders.

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The terms of the New Agreement are set forth below:

1.	Monthly Salary – Commencing on the Effective Date, Mr. Levine shall be entitled to a gross monthly salary of NIS 40,000 (NIS 480,000 annually assuming 100% capacity).

2.	Working Hours – Mr. Levine shall be employed at a 50% to 100% capacity. As of the Effective Date, Mr. Levine shall be employed at a 50% capacity and his monthly salary, and for avoidance of doubt any ancillary benefits whose calculation is based on the monthly salary, shall be adjusted on a pro-rata basis in the event that his work capacity is increased or decreased between 50 % to 100% capacity.

3.	Bonus – In any event of a transaction with a third party regarding the Company’s lupus property and/or HCDR1 product, alone or as part of a combination therapy for any indication (sale / cooperation / joint trial) provided that on such date Mr. Levine is employed by the Company, he shall be entitled to: (i) a onetime cash bonus of NIS 180,000 and (ii) immediate vesting of all Options (as defined below).

4.	Social Benefits; Vehicle; Severance Pay – Mr. Levine shall be entitled to benefits such as convalescence pay, managers’ insurance, a study fund and a company car.

5.	Term of Agreement and Termination – Subject to the approval at the Company's general meeting of shareholders, the New Agreement shall take effect retroactively effective as of the Effective Date. The New Agreement may be terminated by either party, subject to each party giving the other party four months advance written notice (the "Notice"). Following delivery of the Notice (whether dismissal or resignation), Mr. Levine shall be entitled to four months of base salary as described above and an additional adaptation fee to compensate him as if he were working on a full time basis through the notice period. Mr. Levine, or his estate, shall receive four months of base salary following termination for disability or death.

6.	Options – Mr. Levine shall be issued options (the “Options”) to purchase 1,000,000 ordinary shares at an exercise price of NIS 0.11. The Options shall vest on a quarterly basis over 36 months, such that 1/3 of the Options shall vest 12 months from the Effective Date and thereafter 1/12 of the Options shall vest on the last day of each three month period, provided that on such date Mr. Levine is still employed by the Company. All vested Options shall remain exercisable for a period of 12 months from the end or termination of the Amended and Restated Agreement.

Proposed Resolution

It is proposed that at the annual meeting the following resolution be adopted:

“RESOLVED, that Mr. Levine’s employment terms as set forth in the New Agreement, be, and hereby are, approved in all respects.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the employment terms of our Chief Executive Officer. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the employment terms of our Chief Executive Officer, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

12

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the employment terms of the Chief Executive Officer. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR approving the amendment to the employment terms of our Chief Executive Officer as set forth herein.

PROPOSAL 10:

APPROVAL OF NEW COMPENSATION PLAN

Background

The Israeli Companies Law requires all public Israeli companies to adopt a written compensation policy for their executives, which addresses certain items prescribed by the Israeli Companies Law and serves as a flexible framework for executive and director compensation. The compensation plan is valid for three years from the date of its approval.

Recently, the Board of Directors and the Compensation Committee reviewed in depth the terms of the current Compensation Plan and approved its replacement with the proposed compensation plan herein.

The purpose of the new Compensation Policy is to meet the changing legal and business environment in which the Company operates and the compensation needs of its directors and officers.

In addition, under the Israeli Companies Law, the Company is required to review, update (if necessary) and approve the Compensation Plan every three years. A copy of the new proposed Compensation Plan is attached hereto as Annex B.

Proposed Resolution

It is proposed that at the annual meeting the following resolutions be adopted:

“RESOLVED, that the Compensation Plan, in the form attached as Annex B to the Proxy Statement dated June 22, 2017, with respect to the annual general meeting, be, and hereby is, approved in all respects.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the Compensation Plan. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the Compensation Plan, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the Compensation Plan. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

13

Board Recommendation

Our Board of Directors recommends a vote FOR the approval of the Compensation Plan, as set forth in Annex B.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Shlomo Shalev
Shlomo Shalev Chairman of the Board
Dated: June 22, 2017

14

Annex A

To:

XTL BIOPHARMACEUTICALS LTD.

**Declaration of Director's Qualification**

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Alexander Rabinovich, I.D 014122568 hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:
   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   CEO of Green Forest Holdings Ltd – 2009 – to date.

   CEO of Green Forest Global Ltd – 2013 – to date

   CEO of Eurocom Holdings and Investments Ltd & Eurocom Investments LP. 2009-2014

   CEO of Green Fields Capital Ltd – 2016-to date.

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   Green Forest Global Ltd – 2013 – to date

   Green Forest Holdings Ltd 2009 – to date.

   Green Fields Capital Ltd – 2011-to date.

   D.I.M Investments Ltd / D.I.M Risk Management Ltd – 2013– to date.

   Pilat Media Global PLC – 2009 – 2014
3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities**

Law"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.

4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

| Name, type and series of Security | No. of Security on the stock exchange | Quantity of Securities | Treasury Securities | The rate of Holdings | | The rate of Holdings (strong/full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Capital | Vote | Capital | Vote |
| ADRs* | | 663,944 | | | | | |
| Ordinary Shares | | 62,149,487 | | | | | |
| Warrants to purchase ADRs | | 294,445 | | | | | |
| Total Holdings** | | 128,543,887 | | 24.99 % | 24.99 % | 20.12 % | 20.12 % |

* 1 ADR = 100 ordinary share
** excluding warrants to purchase ADRs

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

To:

XTL BIOPHARMACEUTICALS LTD.

## Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Dr. Jonathan Schapiro, I.D 012654141 hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   Doctor of Medicine, Ben Gurion University of the Negev, Israel

   Bachelor of Medicine, Ben Gurion University of the Negev, Israel

   Fellow, Infectious Diseases and geographic Medicine, Stanford University, USA

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   Medical Director

   Consultant Pharmaceutical Drug Development

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   Member, Board of Directors, Proteologics, Rehovot Israel (previous)

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.

6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

| Name, type and series of Security | No. of Security on the stock exchange | Quantity of Securities | Treasury Securities | The rate of Holdings | | The rate of Holdings (strong/full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Capital | Vote | Capital | Vote |
| Options | | 100,000 | | | | | |

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: [signature]

Date: June 12, 2017

To:

XTL BIOPHARMACEUTICALS LTD.

**Declaration of Director's Qualification**

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Shlomo Shalev, I.D 057708422 hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

2.1 Education-

(Field of education, institution, academic degree, certificate or professional license)

Bachelor Degree, Economics, Ben Gurion University, Israel

Master Business Administration, University of San Francisco, CA, USA _

2.2. Practice and Professional Experience-

(Job description, employer details, duration of service)

Chairman of the Boad, Green Fields Capital Ltd. (listed on TASE), 2015- current

CEO, Green Fields Capital Ltd. (listed on TASE), 2014 -2015.

Active Chairman of the Board, Intercure Ltd. (listed on TASE), 2014 – current.

Active Chairman of the Board, Micronet Ltd. (listed on TASE), 2011-2013.

Active Chairman of the Board, NetFormX Ltd. (private) 2007-2010.

Senior VP Investments, Ampal (listed on NASDAQ) 1998-2006.

Consul for Economic Affairs, US NorthWest Region, Government of the State of Israel, 1994-1998.

Economic Advisor of the Director General, Ministry of Industry and Trade, State of Israel, 1992-1994.

2.3. Companies in which I serve or served as a Director in the past 5 years-

(Job description, company's name, duration of service)

Micronet Ltd. (listed on TASE).

Ophir Optronics Ltd. (listed on TASE).

NetFormX Ltd. (private).

Dblur Ltd. (Private).

Intercure Ltd. (listed on TASE).

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

| Name, type and series of Security | No. of Security on the stock exchange | Quantity of Securities | Treasury Securities | The rate of Holdings | | The rate of Holdings (strong/full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Capital | Vote | Capital | Vote |
| ADR | | | | | | | |
| Ordinary Shares | | | | | | | |

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ____________

Date: 14/6/17

To:

XTL BIOPHARMACEUTICALS LTD.

**Declaration of Director's Qualification**

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Doron Turgeman, I.D 023568389 hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   B.A degree Economic and accounting from the Hebrew University in Israel In addition certifiad CPA in Israel

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   CEO of Internet Gold and B Communiactions since 2011.

   During 2001 – 2011
   served as the CFO of Internet Gold

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   MDG Real estate since December 2015, board member and chairman of

   Audit committee

   The Klein group since March 2016, board member and chairman of audit committee

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.

Doron

5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) securities of the company or of a subsidiary and/or related company of the company.

   Below are my stated Holdings:

| Name, type and series of Security | No. of Security on the stock exchange | Quantity of Securities | Treasury Securities | The rate of Holdings | | The rate of Holdings (strong/full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Capital | Vote | Capital | Vote |
| ADR | 70116447 | 3400 | | | | | |
| SHARE | 1085497 | 150,000 | | | | | |

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ____________

Date: June 8, 2017

To:

**XTL BIOPHARMACEUTICALS LTD.**

## Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, _Melamed Dobroslav, I.D _313865461_ hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the **"company"**) as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   Post Doctorate, Research of mammalian sperm signal transduction pathways Bar-Ilan University, Life Science

   PhD in Biotechnology (with thesis in Development of Methods for Male Fertility Improvement), Bar-Ilan University, Life Science Department.

   MSc in Life Science (with thesis in Signal Transduction of Viral Brain Infection), Bar-Ilan University, Life Science Department.

   BA in Biotechnology (with molecular biology specialization), Bar-Ilan University, Life Science Department.

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

**TrioxBio LTD**. Position CEO. Responsible for company operation (development and promotions of treatments for migraine, blood pressure and cancer 2014-2016

***SciVac Ltd. (formerly SciGen IL)***, President. Responsible for operations and new business Company of 50+ workers produces vaccines 2012 – 2014

***Oshadi LTD***, position: Head of preclinical study unit, (Development of In Vivo models for drug delivery and drug stability) 2007 – 2010

***Periness LTD***, position: CRO, Development of new drugs for male infertility) 2006- 2007

***Bar-Ilan University*** Male Fertility clinic, Researcher (Development of new drugs for male infertility, morphological analysis of semen condition, sperm selection for IVF) 2004 -2005

*__QBI__*, Pre-Clinical and Research Pharmacology Department, In Vivo Group Assistant (Biomedical research, services and combined technical, regulatory expertise, In Vivo models establishment for drug discovery and delivery). 2001-2004

2.3. Companies in which I serve or served as a Director in the past 5 years-

(Job description, company's name, duration of service)

**TrioxBio LTD.** Position CEO

*__SciVac Ltd. (formerly SciGen IL)__*, President

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 (**"Securities Law"**); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

| Name, type and series of Security | No. of Security on the stock exchange | Quantity of Securities | Treasury Securities | The rate of Holdings | | The rate of Holdings (strong/full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Capital | Vote | Capital | Vote |
| | | | | | | | |

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.

10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ________ Mohamed Dobroslav

Date: 7/6/17

Annex B

XTL Biopharmaceuticals Ltd.

(hereinafter: "the Company")

COMPENSATION POLICY

TO OFFICERS

Date of approval of General Meeting: _________________ 2017

Date of last update: _______________________________

Contents

Item	Subject	Page
1	Definitions	1
2	Object of the compensation policy and its implementation	1
3	Guiding principles for examining and determining the tenure and employment of Officers	2
4	Structure of the compensation package	4
5	Fixed compensation	6
6	Benefits and related conditions in fixed compensation	8
7	Performance dependent compensation (bonus)	9
8	Capital compensation	11
9	Signing bonus	13
10	Conditions for terminating employment	14
11	Exemption, indemnity and insurance	15

1.	Definitions

"The Stock Exchange"	The Tel Aviv Stock Exchange Ltd., or NASDAQ Stock Exchange Ltd.;
"The Companies Law"	The Companies Law, 5759 – 1999;
"Officer"

Chief Executive Officer, Chief Operating Officer, Deputy Chief Executive Officer, Assistant Chief Executive Officer, everyone fulfilling such a position in the Company even with a different title, and a Director or Manager answering directly to the Chief Executive Officer;

"Amendment 20"	The Companies Law (Amendment No. 20), 5773-2012;
"Tenure and Employment"

Tenure and employment of an Officer, including giving exemption, insurance, indemnity undertaking or indemnity according to an indemnity permit, retirement grant, and every benefit, other payment or undertaking for such a payment, given due to such service or employment;

"Compensation Regulations"	The Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 5760-2000;

2.	Object of the Compensation Policy and its implementation

2.1	Pursuant to the provisions of Amendment 20, the Company is required to determine a compensation policy for its present and future serving Officers (hereinafter: "the Policy" or "the Compensation Policy”). The Compensation Committee approved the Policy on meeting dated on June 11 2017. The Company’s board of directors (the: "Board") approved the Policy on meeting dated on June 14 2017.

2.2	This document is intended to define and detail the Company's Policy relating to the compensation of present and future serving Officers. Determining the Policy, its publication and presentation for approval of the General Meeting, in accordance with the provisions of the Companies Law, is intended to increase the level of transparency regarding everything connected with the compensation of the Company's Officers and improve the ability of the Company's shareholders to express their opinions and influence the Compensation Policy of Officers serving in the Company.

2.3	In addition, the Policy has been adapted to the Company's targets and its long-term work plan and is intended to assist with the following goals:

2.3.1	The Company's ability to retain and recruit senior executives and able people to lead the Company to significant achievements and to cope with the challenges facing it;

2.3.2	The creation of a work environment with incentives which will encourage, among its Officers, motivation to realize the Company's targets in both the short and long terms, all in accordance with the Company's business plan, and all this while taking reasonable risks according to the risks policy decided, from time to time, by the Company's Board of Directors;

2.3.3	Creating a suitable balance between the various compensation components when determining the tenure and employment of Officers in the Company.

2.3.4	Maintaining and strengthening the trust of shareholders and potential investors in the Company.

2.4	Implementation of the Policy is as from the date of its approval by the General Meeting of the Company's shareholders, with the required majority in accordance with the Provisions of Section 267a(b) of the Companies Law, until the end of (3) three years from the said date of approval by the General Meeting. The aforesaid does not derogate from the obligation of the Compensation Committee and Board to examine the need to update the Compensation Policy from time to time, in accordance with the Company's needs.

2.5	The Compensation Policy will apply to Officers presently serving in the Company and Officers who will serve the Company in the future.

3.	Guiding principles for examining and determining the terms of tenure and employment of Officers

3.1	When examining the terms tenure and employment of Officers in the Company, the Compensation Committee and Board will examine their education, abilities, expertise, professional experience and achievements of the Officer or the candidate to be an Officer in the Company, whichever relevant. In addition, the Compensation Committee and Board will examine the knowledge and understanding of the Officer (or the candidate to serve as an Officer in the Company) with the Company and his knowledge and understanding of the market and environment in which it operates.

3.2	Without derogating from the aforesaid, the following parameters will be examined:

3.2.1	The position he serves in the Company or the position that he will serve in the Company, the fields of responsibility and extent of his position;

3.2.2	The expected contribution of the Officer to promote the Company's targets and business in the long-term;

3.2.3	Previous payroll agreements signed with the Officer;

3.2.4	The mix of compensation taking into account considerations of managing risks in the Company and the Company's long-term targets;

3.2.5	The Company's financial position and results of its operations;

3.2.6	The relationship between the Officer's compensation and the average salary and median salaries of the other employees in the Company (including contractor employees employed by the Company, should there be any, as defined in Section 3 of Part A of the First Addendum A of the Companies Law). The Compensation Committee and Board believe that in order to maintain good working relationships within the Company it is important to maintain reasonable and fair salary differences between the Company's management level (from the level of Vice President and above) and the other employees in it. However, it is important to compensate and encourage the Company's management in order to increase the Company's profits, its success and achieve its business targets. As required by law, the Compensation Committee and Board examined that the ratio between the service and employment conditions of each one of the officers and the mean and median cost of employing the rest of the Company’s employees. At the time of formulating this policy and its approval, taking into consideration the Company size and staff of employees, the ratio between the employment cost of Officers and the average and median compensation cost in the Company is: at the VP level 1.2 times the average salary cost in the Company, which presently stands at NIS 400 thousand; and at the Company's CEO level 1.4 times the average salary in the Company.

3.3	The comparison to the average market salary – if necessary, at the discretion of the Compensation Committee, a comparison will be made to the average salary in the relevant market for similar roles in similar companies when determining the officers’ compensation, as applicable. For the purpose of the comparison, if made, companies will be selected based on whether it is possible to collect reliable and complete information regarding the officers’ salary, and which meet the maximum possible number of the following criteria:

3.3.1	Companies which are engaged in the Company's fields of operations or in fields as similar as possible;

3.3.2	Companies traded on the Stock Exchange which have a similar market value to that of the Company;

3.3.3	Companies traded in the same index on the Stock Exchange in which the Company is traded on the date of making the comparison;

3.3.4	Companies with similar financial data to the Company's financial data, such as annual profit/loss, annual gross profits, shareholders' equity, the level of research and development expenses;

3.3.5	Companies which employ a similar number of employees to those of the Company.

Regarding this clause: “Similar” a deviation of 50%, above or below, in all the comparative criteria for the relevant data of the Company will also be taken into account.

3.4	Pursuant to legal easements, an immaterial change in the terms of an officer’s tenure in the Company who is not serving as a director or CEO will be approved by the Company CEO and will not require the Compensation Committee’s approval. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.4	Pursuant to legal easements, an immaterial change in the terms of the CEO will be approved by the Compensation Committee and the Board and will not require the General Meeting. For the purposes of this paragraph, “material” means over 5% of the fixed components of the compensation per annum in terms of the employer’s cost.

3.5	An officer in the Company can be employed as an employee or alternatively provide the Company with services via a company they own, provided that the total expenses of the Company for the said employment or service provision do not exceed the sum approved by the Company’s Compensation Committee and Board of Directors.

4.	Structure of the compensation package

4.1	The terms of tenure and employment of an Officer include the following:

4.1.1	Fixed compensation;
4.1.2	Benefits and conditions related to the fixed compensation;
4.1.3	Performance dependent compensation (bonus);
4.1.4	Capital compensation (compensation through options or other securities of the Company);
4.15	Terms of retirement;
4.16	Exemption, insurance and indemnity.

4.2	The compensation package will be determined and adjusted to the Officer according to the function that he fulfills / will fulfill and will include the following components:

Position/Group	Fixed compensation	Benefits and related terms	Bonus	Capital compensation	Retirement conditions	Exemption, insurance and indemnity
Active Chairman of the Board of Directors	+	-	-	+	-	+
Member of the Board of Directors	+	-	-	+	-	+
CEO	+	+	+	+	+	+
VP or anyone reporting directly to the CEO	+	+	+	+	+	+

4.3	To ensure congruence between all the compensation components, the maximum ratio range between the total compensation package components for a given year for Company officers is presented in the following table:

Grade	Basic Salary	Social Benefits and Related Terms[1]	Variable Compensation Performance Related1	Variable Compensation Equity[1]
Active Chairman of the Board of Directors	100%	50%	25%	75%
Member of the Board of Directors	100%	0%	25%	150%
CEO	100%	50%	50%	75%
VP**	100%	50%	45%	75%

1 The rates are in relation to the basic salary.

5.	Fixed compensation

5.1	Fixed compensation summary table for officers

Grade	Maximum Gross Fixed Compensation
Active Chairman of the Board *	Up to a maximum of 50,000 NIS per month
Member of the Board	Up to the maximum, the maximum fixed amounts are stipulated in the Companies Regulations (Rules Regarding Compensation and Expenses for an External Director), 2000.
CEO**	Up to a maximum of 150,000 NIS per month
VP**	Up to a maximum of 80,000 NIS per month

*An Active Chairman is the chairman of the Board whose FTE is no less than 40% of a full-time position (100%). The maximum fixed compensation for an active chairman as stated in the table shall not be subject to his actual FTE in the Company.

**The amounts stipulated are for a full-time position (100%).

5.2	Active Chairman of the Board of Directors

An Active Chairman of the Board will be entitled to fixed compensation as specified in paragraph 5.1 above. If necessary, at the Compensation Committee’s discretion, a comparison will be made to the average salary in the relevant market for a similar role in similar companies when determining the compensation for the Chairman of the Board of Directors, as applicable. It should be clarified, however, that the Chairman of the Board will be entitled to different fixed compensation from other Board of Director members serving in the Company only when he is serving as an ‘Active Chairman of the Board of Directors’, i.e. where his areas of responsibility and role are also in ongoing work in the Company, such as meetings with investors, active involvement in the daily life of the Company etc. and all in accordance with an employment / services agreement that the Company signed/will sign therewith.

5.3	Members of the Board of Directors

5.3.1	Members of the Board will be entitled to fixed compensation in accordance with that set forth in the Compensation Regulations and in accordance with the level of shareholders' equity of the Company, as defined in the Compensation Regulations (as will be in force from time to time). To avoid doubt, the Company will be entitled to pay higher compensation to an expert director (as defined in the Compensation Regulations).

5.3.2	It should be mentioned that should a Director in the Company also be an employee in it, or provide services to it, in any position whatsoever, whatever his title, he will not be entitled to compensation for participating in meetings of the Company's Board of Directors. For the purposes of this paragraph, a director for whom there is doubt regarding whether he is a service provider for the Company or not, he will declare before the Compensation Committee members, as per their request, that he is not a service provider in a personal capacity and also does not provide services via a company that he controls or holds more than 25% of the issued capital. For the purposes of this paragraph “service provider” shall be defined as a provider of services in a personal capacity or via a company (or other corporation) in which the director holds more than 25% of the controlling interest or is a part of the controlling core in that company (or other corporation).

5.3.3	The Directors who are related or connected to a controlling shareholder in the Company will not be entitled to any compensation whatsoever for serving as directors in the Company.

5.4	The CEO, VP or anyone reporting directly to the CEO

5.4.1	For the purpose of this clause "CEO", "VP" or "a manager reporting directly to the CEO", jointly will hereinafter be called: "Manager" or "Managers", whichever relevant.

5.4.2	The amount of fixed compensation of Managers will be determined, inter alia, in accordance with the provisions of clauses 3.1 and 3.2 above, and it shall not exceed the sum specified in the table in paragraph 5.1 above.

5.4.3	In addition, if required, at the Compensation Committee’s discretion, a comparison will be made to the average salary, as specified in paragraph 3.3 above.

6.	Benefits and related terms to fixed compensation

All the benefits and related terms detailed below are the maximum benefits and terms.

Benefit / related terms	CEO	VP or a manager reporting directly to the CEO

Vehicle	Yes, in the value of a vehicle of up to 200,000 NIS according to the income tax tables	Yes, in the value of a vehicle of up to 150,000 NIS according to the income tax tables

Grossing up the value of the vehicle	Yes	Yes

Mobile telephone	Yes	Yes

Grossing up the value of mobile telephone	Yes	Yes

Vacation days	22	22

Accumulating vacation days	Yes, for 2 years	Yes, for 2 years

Vacation allowance days	As per the law

Further study fund (employer 7.5% provision); employee 2.5%)	Yes

Pensionary insurance in accordance with the law	Yes

Reimbursement of expenses in the role	Yes, against receipts	Yes, against receipts

Other (newspapers, internet at home, etc.)	Internet + newspaper	Internet + newspaper

Period of non-competition	Up to 12 months	Up to 12 months

7.	Performance dependent compensation (bonus)

Granting bonuses to officers and an Active Chairman of the Board is intended to provide officers and the Active Chairman of the Board with incentives to achieve targets and objects which contribute in the long-term to achieve the Company's business targets and strategic plans, as determined from time to time by the Company's Board of Directors. The Company's success creates an identity of interests with the officers serving in it, as its success is also their success.
The Company's Board of Directors, after receiving recommendations from the Compensation Committee may determine, every year, a bonus plan for the Company's officers and Active Chairman of the Board of directors, which will be based on the annual budget approved by the Board and all as set forth below:

7.1	Every payment to be paid to an officer in accordance with the bonus plan will not be considered as part of the fixed compensation and will not be a basis for calculating entitlement or accumulation of any right/ rights.

7.2	The bonus plan will be approved specifically for every officer or Active Chairman of the Board of directors, and the Company's management may decide not include this or that officer or the Active Chairman of the Board in the bonus plan.

7.3	An officer/ Active Chairman of the Board will be entitled to a bonus provided that he worked in the Company (or for an Active Chairman of the Board that he has served in his role) for a minimum period of 12 months prior to the date of granting the bonus.

7.4	The maximum bonus for meeting all the targets set forth below will be calculated according to the salary of December of the year for which the bonus is given, when:

7.4.1	CEO – up to 8 monthly salaries;

7.4.2	An Active Chairman of the Board– up to 8 monthly salaries;

7.4.3	Vice President – up to 4 monthly salaries.

7.5	The bonus plan for officers (excluding CEO and the active chairman of the board of directors) will based on targets which will be determined by the Compensation Committee and Board in advance each year, as detailed below:

7.5.1	All-inclusive Company target: The bonus is based on an index, i.e.: meeting the Company's expenses target, raising capital, meeting the drug development plan, business development, achieving regulatory milestones, commencing new clinical applications. The all-inclusive Company financial target will include at least one and not more than three of the criteria detailed above.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.2	Personal measured targets: These targets will be determined for each officer personally by the CEO (for officers at the level of vice president) and will be based on measurable parameters in the field of the professional responsibility of every officer in the Company. The personal measurable targets will include up to three personal targets.

The weight given to the all-inclusive Company target will be between 30% - 50% of the total bonus.

7.5.3	Discretion of the Manager: The evaluation of the performance of officers at the level of vice president will be done by the Company's CEO. The evaluation of performance of every officer, will relate to his contribution to the Company during the year for which the bonus is paid, separately from the financial bonuses and the personal bonuses.

The weight given to the discretion of the manager will not exceed 20% of the total bonus.

Notwithstanding paragraph 7.5 above, the Compensation Committee and the Company Board may authorize the granting of a grant that shall not exceed the maximum grant as specified in paragraph 7.4.3 above to an officer who is subordinate to the CEO, according to criteria which are not measurable pursuant to the provisions of the First Appendix A of the Companies Law.

7.6	The grants plan for the CEO shall be target-based, to be determined by the Compensation Committee and Board every year, as outlined below:

7.6.1	All-inclusive company target as specified in paragraph 7.5.1 above. The weight given to the all-inclusive company target will be between 0% - 100% of the grant amount.

7.6.2	Manager discretion (according to unmeasurable criteria): CEO performance evaluation will be done by the Compensation Committee and the Board of Directors. The weight given to manager discretion shall not exceed 3 monthly salaries.

7.7	The grants plan for an Active Chairman of the Board shall be based on personal targets and measurable company targets, which will be determined by the Compensation Committee and Board in advance every year, and will depend on compliance with the aforementioned targets. The grant will be presented for the approval by a regular majority in a meeting.

7.8	The Company's Compensation Committee and Board will determine the weight of each of the criteria in the total Company target and the personal measurable targets (as applicable), at their discretion, and will be entitled to set a minimum threshold for meeting the targets in order to receive the grant.

7.9	The Company's Compensation Committee and Board have the full authority to reduce payment of the bonus, or not to pay it at all, if they found that the financial position of the Company will be significantly harmed or it is not able to make such a payment.

7.10	One-time bonus
The Company's Board of Directors, with the recommendation of the Compensation Committee will be entitled to grant a one-time bonus to an officer for a significant event or events in the Company which are not included in the targets as specified in paragraph 7.5 above. The amount of the one-time bonus will not exceed (3) times the amount of the fixed compensation (monthly). In the event of a change in control in the Company, directors in the Company will be entitled to receive a one-time bonus up to the fixed annual compensation amount of the directors.

7.11	Should it become clear that after payment of the annual bonus or the one-time bonus, whichever relevant, that the calculation of the bonus is carried out based on data in which it became clear were incorrect as a result of an error in good faith and were restated in the Company's financial statements during a period of three periodic consecutive financial statements after the date of payment of the grant, the officers will reimburse the Company the part of the bonus paid to them, which was based, as mentioned, on incorrect data, and this within six (6) months from the date of publication of the restated financial statements. The amount to be repaid by the officers will be linked to the consumer price index as from the date of publication of the restated statements until the date of actual repayment.

7.12	The Board may, after approval is received from the Compensation Committee, convert the annual bonus to which an officer is entitled into shares or options, provided that their financial value is the same as the value of the annual bonus.

8.	Capital compensation

As part of the terms of tenure and employment of officers in the Company, the Company combines in its compensation package a capital compensation component. A component of this type is an incentive for the officers, by their participation in the profits and economic success of the Company. In addition, this compensation contributes to increasing the officer's identification with the Company, so that the officer will remain in it and see it as his future. The capital compensation creates a certain inspiration among the officers, who aspire to be part of the Company's success and receive part of its profits. The capital compensation component also enables the Company to employ skilled people while spreading the salary burden so that it limits the cash flow burden on the Company. The capital compensation component, while reducing the burden of expenses, enables the Company to free investments and take risks, which are defined by the Company's Board by entering into additional and new projects.
From recognizing the advantages of the capital compensation component as part of the total salary package to officers in the Company, the Company may combine in the compensation package of officers in it with a capital compensation component, all in accordance with the following:

8.1	The options allotted to officers will be allotted in accordance with the Company's current options plan, or according to an option plan which will be approved by the Company's Board from time to time, in accordance with, as far as possible the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961, and will not be listed for trading on the Stock Exchange.

8.2	The value of the options, on their issue date, according to the Black & Scholes formula or according to the binomial model will not exceed 75% of the total fixed annual compensation of an officer (at the level of VP or CEO). Regarding directors, the value of the options, according to the Black & Scholes formula or according to the binomial model, will not exceed 2 average salaries of officers in the Company, who are not directors.

8.3	The exercise price of the options will be determined in accordance with the average price of the Company's share during the period between three (3) to thirty (30) days of trading prior to the date of approval of granting the options by the Board of Directors or such respective average price plus up to 20%, as decided by the Board of Directors.

8.4	The vesting periods of the options to be granted to the officers will not be less than three years, where the vesting will be a quarterly vesting so that at the end of every quarter, and in the event as stated of a three year vesting period 1/12 of the options allotted to the officers will vest. It is hereby clarified that the vesting period will apply as long as the officer works for the Company. The options’ vesting period will be identical for all officers.

8.5	In the event that the employee/employer relations will end or the engagement between the officer and Company has ended, the date of expiry of the options that vested will not exceed a period between three months and six months from the date of the end of the employee/employer relations or the end of the engagement, whichever relevant. The Company's Board of Directors, after receiving the recommendation of the Compensation Committee, will have the discretion whether to extend this period, provided that this extended period will not exceed one year.

8.6	The Company's Board will have the discretion whether to accelerate the vesting of the options allotted to officers in the Company, on the occurrence of the following events:

8.6.1	Acquisition of control in the Company by a third party;

8.6.2	The merger of the Company, within the meaning of this term in the Companies Law.

8.6.3	Sale or providing an exclusive license on most of the Company’s intellectual property.

9.	Signing Bonus

9.1	The Company may, in circumstances to be approved by the Compensation Committee and the Company Board as exceptional circumstances, offer a signing bonus to a new officer in the Company.

9.2	The total signing bonus shall not exceed a sum of 3 monthly salaries gross as to be determined for the relevant officer. The Company may determine that the officer will be required to repay all or part of the signing bonus allotted thereto to the Company if the officer does not complete the minimum term of service in the Company.

10.	Conditions for terminating employment

In the event of dismissal of an officer by the Company (not due to "grounds" as defined in the employment/services agreement signed / which will be signed with the officer) or in the event of resignation of the officer in the Company in circumstances which require severance pay in accordance with the Law, in addition to the severance pay that the Company is obligated to pay to the officer by Law, the Company may, with the approval of the Compensation Committee and the Board of Directors, also pay the officer the following payments:

10.1	Prior notice

10.1.1	The period of prior notice for every officer will be determined by the Compensation Committee and the Company's Board of Directors, prior to signing the employment agreement with the officer.

10.1.2	During the prior notice period the officer will be required to continue to fulfill his function unless the Company's Board decides to release him from that obligation. In such a case the officer will be entitled to continue to receive all the terms of tenure and employment without any change.

10.1.3	Payment for the prior notice period will not exceed the following:

CEO	Up to 6 salaries
Vice President	Up to 3 salaries

10.1.4	The salary to be paid during the period of prior notice will be calculated according to the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) but including related social benefits paid to the officer prior to the date of dismissal / resignation, in such a situation that entitles payment of severance pay.

10.2	Retirement grant

10.2.1	The Compensation Committee and the Company's Board will be entitled to approve payment of a retirement grant to officers in the Company on the date of their retirement, provided that the total retirement grant will not exceed the following:

Worked in the Company over 10 years	Worked in the Company between 5-10 years	Worked in the Company between 1 – 5 years	Worked in the Company up to 1 year	Position
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	CEO
Up to 10 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Vice President
Up to 12 salaries	Up to 6 salaries	Up to 4 salaries	Up to 1 salary	Active Chairman

10.2.2	In the event of a change of control (as this term is defined below), the retirement grant specified in the table above can increase up to 50%, but no less than three salaries. For the purposes of this paragraph “a change of control” shall include all events of selling control in the Company to a third party, a merger of the Company with another, or selling most or all of the Company’s assets.

10.2.3	In the framework of the decision whether to grant a one-time retirement grant, as mentioned above, the Compensation Committee and Board will examine, on the basis on the recommendation of the Chairman of the Board (in the case of a CEO) or the Company's CEO (in the case of a Vice President) the extent of the officer's contribution to the Company and to promote the targets that it set for itself, with the emphasis on specific activities and projects that he managed or was responsible for, the level of meeting the personal targets set for him, if any were set, and the level of meeting the targets defined in the Company's budget.

10.2.4	The retirement grant will be paid on the date of termination of employee / employer relations, and will be paid on the basis of the last salary (and according to the fixed compensation only, i.e., not including bonuses paid to the officer) paid to the officer prior to the date of his dismissal / resignation in such a situation that entitles payment of severance pay.

10.3	The Board may, after receiving confirmation from the Compensation Committee, convert the grants as specified in paragraphs 10.2 and 10.3 into Company shares, provided their financial value is equal to the value of the converted grants.

11.	Exemption, indemnity and insurance

The officers in the Company will be entitled to receive from the Company a letter of exemption and indemnity, whose terms will be according to the provisions of the companies law and to be included in the officers insurance cover that the Company will purchase, and all in accordance with the wording, the conditions and extent approved, from time to time, by the Company's organs in accordance with the Law.

The Company's officers will be entitled to insurance, with a liability limit of up to a cumulative amount of US $ 20 million per case and for each insurance period.

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